POOL
Saskatchewan Wheat Pool

HEAD OFFICE, 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL (306) 569-4411 FAX 569-4708

Exemption #: 82-5037

02 FEB 12 AM 8:53

February 12, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

02015099

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached are:

1. A copy of four news releases provided to the Toronto Stock Exchange for information purposes only but not formally filed.

2. A copy of a news release dated February 8, 2002, regarding Saskatchewan Wheat Pool entering into an agreement to sell CSP Foods to Dawn Foods Products. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 2/14

TSE Feb. 12/02

POOL

Saskatchewan Wheat Pool

Exemption #: 82-5037

For Immediate Release
February 12, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Kelvington-area producers today during a market outlook meeting.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information session hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb 12/02

Saskatchewan Wheat Pool

For Immediate Release
February 12, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Saskatoon-area producers today during a market outlook meeting.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information session hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb 8

POOL
Saskatchewan Wheat Pool

For Immediate Release
February 8, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Outlook for oats discussed with producers at Pool commodity information session

Domestic demand for high quality milling oats is growing, providing opportunities for Prairie farmers, a Saskatchewan Wheat Pool merchandiser told a group of Yorkton-area producers today during a commodity information session.

"Canadian oat millers are expanding their production and capacity," said Merchandiser Dean McQueen at the information session hosted in conjunction with the Pool Tankard being held this week at the Yorkton Agriplex. "Breakfast cereals and snack food are becoming important factors in the oat market. Plus, many destination customers are buying Canada's milling oats because of their superior quality."

The Pool's quality control program for oats is a leader in the industry. Beginning at our grain handling facilities, oats are tested on-site for grade, dockage and moisture. Testing is also provided at the quality control lab in Regina. The lab is the first facility of its kind in Western Canada to earn ISO 9002 registration for its quality control management systems for grain grading and assessment.

The Pool also offers risk management tools like production contracts that provide farmers with an established market almost as soon the crop is off the combine. One example is the Scare the Bear minimum price contract. Plus, the Pool has innovative programs in place to assist farmers with their spring seeding plans. For instance, the Pool's crop input finance program is one of the most attractive financial management tools in the marketplace today. It provides competitive interest rates on loans and a full season of crop financing with payment due in full January 31 following harvest.

"The Pool is working with producers to deliver the right product to the oat market everyday," said McQueen. "Farmers have access to key oat varieties, as well as a full range of complementary agri-products and information so they can maximize the return on their oat rotation."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:
Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb 7/02

POOL
Saskatchewan Wheat Pool

For Immediate Release
February 7, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at Pool commodity information session

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian producers, a Saskatchewan Wheat Pool merchandiser told a group of Yorkton-area producers today during a commodity information session.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information session held in conjunction with the Pool Tankard, which is being held this week at the Yorkton Agriplex. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski, "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

SEC Exemption #: 82-5037

TSE Feb 8/02

Saskatchewan Wheat Pool

For Immediate Release
February 8, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Saskatchewan Wheat Pool enters agreement to sell CSP Foods to Dawn Food Products

Saskatchewan Wheat Pool has entered into an agreement to sell substantially all of the assets of CSP Foods to Dawn Food Products (Canada), Ltd., a subsidiary of Dawn Foods, Inc. Dawn Foods, Inc. is a full service bakery supplier and distribution company headquartered in Jackson, Michigan.

"The Pool has in place a comprehensive program designed to strengthen its balance sheet and deleverage the company," says Pool Chief Executive Officer Mayo Schmidt. "We are reducing costs, improving working capital, and refocusing resources on our core operations. Our divestiture initiative is a key component of that plan and the Pool expects to receive net cash proceeds from this sale of approximately $35 million, subject to adjustments and holdbacks. For CSP Foods, the transaction is a natural fit since we currently sell Dawn Foods' products into Canada under a licensing agreement."

Dawn Foods, Inc. Chief Executive Officer, Ron Jones says, "We are extremely pleased to welcome CSP into our family-owned business. The acquisition allows Dawn to continue with our mission of being the leading bakery supplier to retail, in-store, wholesale and foodservice customers."

The agreement is subject to regulatory approvals and usual closing conditions. The sale is expected to close on February 25, 2002. The Pool expects to record an after tax loss of approximately $14 million or $0.37 per share in its third quarter of fiscal 2002.

CSP Foods is a wholly owned division of the Pool. An integrated manufacturer and distributor of food ingredients to the bakery, food services and retail grocery sectors, CSP Foods has production operations in Saskatoon, Saskatchewan and Etobicoke, Ontario.

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information, please contact:

Colleen Vancha, Director
Investor Relations & Communications
Saskatchewan Wheat Pool
(306) 569-4782

Mr. Ron Jones,
Chairman and CEO,
Dawn Foods, Inc.
(517) 789-4516